

April 29, 2013

Tatiana Mironenko
President
Vista Holding Group, Corp.
Runovsky per., 11/13 str. 2, kv. 36
Moscow, Russia 115184

> **Re:** **Vista Holding Group, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-184795**
> **Filed April 4, 2013**

Dear Ms. Mironenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comment refer to our letter dated March 22, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business

Government Regulation, page 23

1.   We note your disclosure regarding regulatory requirements that must be met for you to operate in the Russian Federation. Your revised disclosures do not appear complete. Please revise to identify the Russian counsel rendering legal opinions to you, and summarize counsel's legal conclusions regarding the application of Russian law to your business, to the extent you rely on those opinions.

2.   The legal opinion of Igor M. Khrapov does not provide specific legal conclusions as to the effect of Russian law on your business, as described in the prospectus. The document does not indicate that counsel has read the prospectus, indicate that counsel is familiar with your current and planned operations, or express counsel's views regarding the conclusions of Russian law applicable to your business, as described in the prospectus. Rather, counsel presents generalized descriptions of Russian law that may apply to U.S. businesses. If you seek to rely on counsel's legal opinion to support your regulatory disclosures and conclusions as to the operation of Russian law on your business, please revise accordingly. Please ensure any revised legal opinion (or a separately filed exhibit) consents to the filing of the opinion as an exhibit to your registration statement, consents to the reference to counsel in the prospectus, and consents to the summarization of counsel's opinions in the prospectus. The exhibit index in Part II of the registration statement should reference any consent of counsel as an Exhibit 23.

3.   Your revised disclosure on page 23 indicates that you must be accredited by the State Registration Chamber of the Ministry of Justice of the Russian Federation. Please revise to clarify when you applied for this accreditation and when you will receive it. Discuss the potential consequences if you perform or have performed activities in Russia prior to receiving the accreditation.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via E-Mail
        David Lubin, Esq.